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                                              FILED BY: PACIFIC CAPITAL BANCORP
                          PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                               SUBJECT COMPANY: SAN BENITO BANK
                                                   COMMISSION FILE NO.: 0-11113


                                                CONTACT:   Ed Stephenson
                                                           San Benito Bank
                                                           (831) 637-2265

                                                           Clay Larson
                                                           First National Bank
                                                           (831) 657-1800


                         SAN BENITO BANK SHAREHOLDERS
                                 APPROVE MERGER
                         WITH PACIFIC CAPITAL BANCORP

           SALINAS, CALIFORNIA, JUNE 21, 2000 - At a special meeting held yesterday, the shareholders of Hollister, California-based San Benito Bank (OTC BB:SABH) approved the merger between San Benito Bank and Pacific Capital Bancorp (Nasdaq:SABB), holding company for First National Bank of Central California, its affiliate South Valley National Bank, and Santa Barbara Bank & Trust. Of the San Benito shareholders voting on the transaction, over 80% voted in favor of the merger, which represents approximately 63.5% of the total number of shares outstanding. The transaction is expected to be completed in late-July 2000 following the receipt of the remaining regulatory approvals.

           Following the completion of the transaction, San Benito Bank will become an affiliate of First National Bank of Central California and continue to operate under the San Benito Bank name and under the leadership of President Edward T. Stephenson, who will remain in that role.

           "We are very pleased at this continued vote of confidence from our loyal shareholders in our vision for this company," said Stephenson, President & Chief Executive Officer of San Benito Bank. "We firmly believe that our strategic alliance with Pacific Capital Bancorp provides an attractive opportunity for our shareholders, who will benefit from owning stock in a company with greater market liquidity, a favorable dividend policy, and a history of excellent earnings and growth. Additionally, our partnership with such a highly respected community bank network will allow us to preserve the name and identity of San Benito Bank and continue serving our customers and our communities as we have for many years."

           "San Benito Bank, First National Bank and South Valley National Bank all have strong reputations for providing their customers and communities with the highest quality

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service available in the market today," said Clayton C. Larson, Vice Chairman of Pacific Capital Bancorp and President of First National Bank of Central California. "We look forward to continuing to provide that tradition of high quality customer service delivered from local bankers familiar with the financial services needs of their friends and neighbors. In addition, San Benito Bank will soon have the ability to provide its customers with a significantly broader selection of products and services, including an extensive line-up of premier trust and investment management choices, which will further enhance their customers' banking relationship."

           The acquisition of San Benito Bank presents a significant opportunity for in-market savings and is expected to be accretive to Pacific Capital Bancorp earnings within the first full year of operations following completion of the transaction. It will be accounted for under the pooling of interests method of accounting for business combinations. Under the terms of the agreement approved by the shareholders of San Benito Bank, each outstanding share of San Benito Bank common stock will be converted into the right to receive .605 shares of Pacific Capital Bancorp common stock.

           San Benito Bank operates three offices in San Benito County, in the communities of Hollister and San Juan Bautista, and an office in Gilroy, in Santa Clara County. Pacific Capital Bancorp is the parent of a 37-office community bank network serving customers in six Central Coast counties. First National Bank of Central California maintains branches in Monterey, Salinas
(2), Carmel, Watsonville, and Soledad. Offices in Gilroy, Morgan Hill, Hollister and San Juan Bautista operate under the name South Valley National Bank. Santa Barbara Bank & Trust operates 27 offices in Santa Barbara and Ventura counties.

           For the quarter ended March 31, 2000, San Benito Bank reported net income of $568,000 and total assets of $200.8 million, and Pacific Capital Bancorp reported earnings of $19.8 million and total assets of $3.5 billion.

           THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATION AND BUSINESS OF PACIFIC CAPITAL BANCORP. THESE INCLUDE STATEMENTS THAT RELATE TO OR ARE DEPENDENT ON ESTIMATES OR ASSUMPTIONS RELATING TO THE PROSPECTS OF CONTINUED LOAN GROWTH, IMPROVED CREDIT QUALITY AND CERTAIN OPERATING EFFICIENCIES RESULTING FROM THE INTEGRATION OF COMBINED OPERATIONS. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING
POSSIBILITIES: (1) COMPETITIVE PRESSURE AMONG FINANCIAL SERVICES COMPANIES INCREASES SIGNIFICANTLY; (2) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE INTEREST MARGINS; (3) GENERAL ECONOMIC CONDITIONS, INTERNATIONALLY, NATIONALLY OR IN THE STATE OF CALIFORNIA ARE LESS FAVORABLE THAN EXPECTED;
(4) LEGISLATION OR REGULATORY REQUIREMENTS OR CHANGES ADVERSELY AFFECT THE BUSINESS IN WHICH THE COMBINED ORGANIZATION WILL BE ENGAGED; AND (5) OTHER RISKS DETAILED IN THE PACIFIC CAPITAL BANCORP REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

           THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. PACIFIC CAPITAL BANCORP PREVIOUSLY FILED A REGISTRATION STATEMENT ON FORM S-4 WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE SECURITIES OF PACIFIC CAPITAL

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BANCORP TO BE OFFERED AND ISSUED TO SHAREHOLDERS OF SAN BENITO BANK IN THE
PROPOSED TRANSACTION. THE REGISTRATION STATEMENT INCLUDES A PROSPECTUS/PROXY STATEMENT, WHICH WAS PREVIOUSLY SENT TO SHAREHOLDERS OF SAN BENITO BANK SEEKING THEIR APPROVAL OF THE TRANSACTION. THE REGISTRATION STATEMENT CAN BE OBTAINED FREE OF CHARGE AT THE INTERNET WORLD WIDE WEBSITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV.